November 20, 2024
Mr. Jeff Foor
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Allspring Exchange-Traded Funds Trust (the “Registrant”)
Pre-Effective Amendment No. 2 to Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-240113; 811-23597

Dear Mr. Foor:

On behalf of the Registrant, I am responding to your comments received November 14, 2024, via telephone, to the Registration Statement filing made on October 18, 2024, to offer shares of six ETFs (the “Funds”). Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Prospectus Summaries

Large Growth ETF

1.
Comment: Page 19, Principal Investment Strategy. Disclosure states, “The portfolio management team categorizes its holdings into one of four buckets (core growth, consistent growth, cyclical growth, and emerging growth) which serves to open up the universe of available investment opportunities and lessen volatility compared to peers.” Please revise the statement to clarify what is meant by “four buckets” of growth characteristics and revise to make clear to an investor how categorizing holdings into these buckets “opens up the universe of available investment opportunities”.  Similarly, please revise the statement relating to volatility to clarify that the portfolio management team seeks to lessen volatility through its selection process but does not promise such an outcome.

Response: We have replaced the aforementioned sentence with the following (bolded sentence below):

“The Fund’s portfolio managers attempt to incorporate a consistent, disciplined, and repeatable process that combines fundamental analysis with a proprietary valuation framework that seeks to exploit the price inefficiencies of high-quality growth companies relative to their future growth prospects. As part of its fundamental analysis, the portfolio management team looks for growth companies that they believe have a definable business franchise with a distinct competitive advantage, solid long term growth prospects, a strong financial condition and a high-quality management team with interests aligned with shareholders. The portfolio management team seeks to manage portfolio risk by investing in companies across a proprietary set of growth classifications (core growth, consistent growth, cyclical growth, and emerging growth).

General

2.
Comment: The staff asks the Registrant to represent that it has the records to support the performance presentations included in the Prospectus as required by section 204-2(a)(16) of the Investment Advisers Act of 1940.

Response: The Registrant represents it has the records to support the performance presentations included in the Prospectus as required by section 204-2(a)(16) of the Investment Advisers Act of 1940.

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I believe this letter addresses your comments. Should you have any questions regarding this letter, please feel free to contact me at (857) 990-1101.

Sincerely,

Maureen E. Towle
Managing Counsel
ALLSPRING FUNDS MANAGEMENT, LLC